UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

Date of Report (Date of earliest event reported): June 23, 2019

US ECOLOGY, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	0-11688	95-3889638
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

101 S. Capitol Blvd. Suite 1000 Boise, Idaho (Address of principal executive offices)	83702 (Zip Code)

(208) 331-8400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	ECOL	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b 2 of this chapter). Emerging growth company ☐

If any emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01                                           Entry into Material Definitive Agreement

Merger Agreement

On June 23, 2019, US Ecology, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NRC Group Holdings Corp., a Delaware corporation (“NRCG”), US Ecology Parent, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Holdco”), Rooster Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdco (“Rooster Merger Sub”), and ECOL Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdco (“ECOL Merger Sub”).

The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, ECOL Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and as a wholly-owned subsidiary of Holdco (the “Parent Merger”). Substantially concurrently therewith, NRCG Merger Sub will merge with and into NRCG, with NRCG continuing as the surviving company and as a wholly-owned subsidiary of Holdco (the “Rooster Merger,” and, together with the Parent Merger, the “Mergers”). The parties to the Merger Agreement intend that (1) each of the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), (2) the Mergers together will be treated as an “exchange” described in Section 351 of the Code, and (3) the Merger Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

In the Parent Merger, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the applicable Effective Time (other than cancelled shares) will be converted into the right to receive one share of common stock, par value $0.01 per share, of Holdco (“Holdco Common Stock”). Outstanding equity awards of the Company will be rolled into equity awards at Holdco on a one-for-one basis. Each share of Company Common Stock that is held by the Company as treasury stock or that is owned by the Company, ECOL Merger Sub, or any other subsidiary of the Company, immediately prior to the effective time of the Mergers (the “Effective Time”) will cease to be outstanding and will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

In the Rooster Merger, each share of common stock, par value $0.0001 per share, of NRCG (“NRCG Common Stock”) issued and outstanding immediately prior to the applicable Effective Time (other than cancelled shares) will be converted into the right to receive, and become exchangeable for: (1) 0.196 shares (the “NRCG Exchange Ratio”) of Holdco Common Stock; (2) cash in lieu of fractional shares of Holdco Common Stock payable pursuant to the Merger Agreement; and (3) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such shares of NRCG Common Stock in accordance with the Merger Agreement. Outstanding shares of NRCG equity awards will be converted into equity awards of Holdco pursuant to the mechanics set forth in the Merger Agreement. In the Rooster Merger, each share of NRCG Common Stock that is held by NRCG as treasury stock or that is owned by NRCG, Rooster Merger Sub or any other subsidiary of the Company or NRCG immediately prior to the applicable Effective Time will cease to be outstanding and will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

In addition, in the Rooster Merger, each share of 7.00% Series A Convertible Cumulative Preferred Stock, par value $0.0001 per share, of NRCG (the “Series A Preferred Stock”) will be converted into, and become exchangeable for that number of shares of Holdco Common Stock equal to the sum of: (1) the product of (a) that number of shares of NRCG Common Stock that such share of Series A Preferred Stock could be converted into at the applicable Effective Time (including Fundamental Change Additional Shares and Accumulated Dividends (each, as defined in the Certificate of Designation establishing the rights of the Series A Preferred Stock)) multiplied by (b) the NRCG Exchange Ratio; (B) any cash in lieu of fractional shares of Holdco Common Stock payable pursuant to the Merger Agreement; and (3) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such shares of NRCG Common Stock in accordance with the Merger Agreement.

At the closing of the Rooster Merger, in respect of each outstanding warrant to purchase NRCG Common Stock (each, a “NRCG Warrant”) issued pursuant to that certain Warrant Agreement, dated as of June 22, 2017, between Continental Stock Transfer & Trust Company and NRCG, Holdco will issue a replacement warrant (each, a “Replacement Warrant”) to each holder providing that such Replacement Warrant will be exercisable for a number of shares of Holdco Common Stock equal to the product of (1) the number of shares of NRCG Common Stock that would have been issuable upon the exercise of the NRCG Warrant immediately prior to the effective time of the Rooster Merger and (2) the NRCG Exchange Ratio, at an exercise price equal to the quotient obtained by dividing (a) the pre-Merger exercise price ($11.50 per share) by (b) the NRCG Exchange Ratio.

The Merger Agreement contains representations, warranties and covenants, including, among others, covenants relating to the operation of each of the Company’s and NRCG’s businesses during the period prior to the closing of the Mergers. The Company and NRCG have agreed to convene and hold meetings of their respective stockholders for the purpose of obtaining the required approvals of their respective stockholders, and have agreed to recommend that their stockholders approve their respective proposals.

The Merger Agreement provides that the board of directors of each of the Company and NRCG may not solicit proposals relating to alternative transactions, or, subject to certain exceptions, enter into discussions or negotiations or provide information in connection with any proposal for an alternative transaction. However, the respective board of directors of each of the Company and NRCG may, subject to certain conditions, change its recommendation to its respective stockholders, terminate the Merger Agreement and enter into an agreement with respect to a superior alternative proposal if the respective board of directors of the Company or NRCG determines in its reasonable good faith judgment, after consultation with its outside legal counsel and financial advisor, that the alternative proposal is more favorable from a financial point of view to the Company or NRCG’s stockholders, as applicable, than the transactions contemplated by the Merger Agreement.

The closing of the Mergers, which is currently anticipated to occur during the fourth quarter of 2019, is subject to certain closing conditions, including (1) requisite approvals of the Company’s and NRCG’s stockholders, (2) the absence of certain legal impediments to the consummation of the Mergers, (3) the approval of the shares of Holdco Common Stock to be issued as consideration in the Mergers for listing on the Nasdaq Global Select Market, (4) effectiveness of the registration statement on Form S-4 registering the shares of Holdco Common Stock to be issued in the Mergers, the Replacement Warrants and the shares of Holdco Common Stock underlying the Replacement Warrants, which will include a joint proxy statement of the Company and NRCG and a prospectus of Holdco (the “Proxy Statement”), (5) subject to certain exceptions, the accuracy of the representations, warranties and compliance with the covenants of each party to the Merger Agreement, (6) written tax opinions from the Company’s counsel and NRCG’s counsel and (7) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Merger Agreement also contains certain termination rights in favor of each of the Company and NRCG, including if the Mergers are not completed on or before December 23, 2019, subject to extension in the event that a request for additional information has been made by a governmental entity, if the Proxy Statement has not yet been declared effective by the date that is 60 days prior to December 23, 2019, or if the requisite approvals of the Company’s or NRCG’s stockholders are not obtained. Upon termination of the Merger Agreement under certain specified circumstances, the Company or NRCG may be required to pay the other party a termination fee of $60,000,000 or $35,000,000, respectively. In addition, if the Merger Agreement is terminated by the Company or NRCG as a result of the Company’s failure to obtain the requisite Company stockholder approvals, then the Company would be required to reimburse NRCG’s reasonable documented out-of-pocket expenses incurred on the transaction up to $10,000,000.

The foregoing description of the Mergers and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated into this Current Report on Form 8-K by reference. The representations, warranties and covenants set forth in the Merger Agreement have been made only for purposes of such agreement and are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including qualified by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the parties to the Merger Agreement or the parties’ respective businesses.

Support Agreement

Simultaneously with the execution of the Merger Agreement, the Company entered into a Support Agreement (the “Support Agreement”) with Holdco, Rooster Merger Sub and JFL-NRC-SES Partners, LLC, JFL-NRCG Holdings III, LLC and JFL-NRCG Holdings IV, LLC (collectively, “JFL”). JFL and its affiliates are the beneficial owners of approximately 66.0% of the currently outstanding NRCG Common Stock. Pursuant to the Support Agreement, JFL has agreed, among other things, to vote all shares of NRCG Common Stock in favor of the adoption of the Merger Agreement. The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Investor Agreement

Also in connection with the execution of the Merger Agreement, the Company entered into an Investor Agreement (the “Investor Agreement”) with Holdco, JFL and, solely with respect to Section 4 thereof, NRCG, pursuant to which JFL agreed, among other things, to (1) a standstill for a period lasting until the earlier of (x) 120 days after the closing date of the Mergers and (y) the date JFL ceases to own any Holdco Common Stock and (2) lock-up restrictions for a period of 60 days from the closing of the Mergers with respect to 1/3 of the shares held by JFL at closing of the Mergers, 90 days from the closing of the Mergers with respect to 1/3 of the shares held by JFL at closing of the Mergers and 120 days from the closing of the Mergers with respect to 1/3 of the shares held by JFL at closing of the Mergers. The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Investor Agreement, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Registration Rights Agreement

Also in connection with the execution of the Merger Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Holdco and JFL, pursuant to which the Company granted JFL certain demand and piggyback registration rights with respect to the registration of shares of Holdco Common Stock issued to JFL pursuant to the Merger Agreement. The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Item 7.01.                              Regulation FD Disclosure.

On June 24, 2019, the Company and NRCG issued a joint press release announcing the Merger Agreement. The press release is furnished herewith as Exhibit 99.1.

The information in Item 7.01 and Exhibit 99.1 attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as will be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

Statements in this communication that are not historical facts are forward-looking statements that reflect the Company’s and NRCG’s respective management’s current expectations, assumptions and estimates of future performance and economic conditions. These forward-looking statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements relate to, among other things, future events or the future performance or operations of the Company and NRCG. All statements other than historical facts may be forward-looking statements; words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes are used to identify forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the control of the Company or NRCG. Factors that could cause the Company’s or NRCG’s actual results to differ materially from those implied in the forward-looking statements include: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of the Company or NRCG are not obtained; (2) the occurrence of any event, change or other circumstances that either could give rise to the right of one or both of the Company or NRCG to terminate the Merger Agreement; (3) litigation relating to the transaction; (4) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (6) unexpected costs, charges or expenses resulting from the transaction; (7) the ability of the Company and NRCG to retain and hire key personnel; (8) competitive responses to the proposed transaction and the impact of competitive services; (9) certain restrictions during the pendency of the Mergers that may impact the Company’s or NRCG’s ability to pursue certain business opportunities or strategic transaction; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction to refinance NRCG’s existing indebtedness; (11) potential adverse changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative, regulatory and economic developments, including changing business conditions in the industries in which the Company and NRCG operate. These risks, as well as other risks associated with the proposed transaction, will be more fully described in the joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this communication, which speak only as of this date. Neither the Company nor NRCG undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of the Company, NRCG, Holdco or the combined company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s and NRCG’s overall business, including those more fully described in the Company’s and NRCG’s filings with the SEC.

No Offer or Solicitation

This communication relates to a proposed business combination involving the Company and NRCG. The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of the Company and NRCG and a Prospectus of the Company, as well as other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, REGARDING THE MERGER WHEN THIS DOCUMENT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of the Company and NRCG. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company and NRCG, may be obtained once it becomes available at the SEC’s website, www.sec.gov. You will also be able to obtain these documents, free of charge, by accessing the Company’s website at https://investors.usecology.com/ or by accessing NRCG’s website at www.ir.nrcg.com.

Participants in the Solicitation Relating to the Mergers

The Company, Holdco and NRCG and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company stockholders and NRCG stockholders in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 11, 2019, which are filed with the SEC. Information regarding NRCG’s directors and executive officers is contained in NRCG’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 17, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. A free copy of these documents may be obtained as described in the preceding paragraph.

Item 9.01.                Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT NUMBER	DESCRIPTION

2.1*	Agreement and Plan of Merger, dated as of June 23, 2019, by and among US Ecology, Inc., NRC Group Holdings Corp., US Ecology Parent, Inc., Rooster Merger Sub, Inc. and ECOL Merger Sub, Inc.

10.1

Support Agreement, dated June 23, 2019, by and among US Ecology, Inc., US Ecology Parent, Inc., Rooster Merger Sub, Inc., JFL-NRC-SES Partners, LLC, JFL-NRCG Holdings III, LLC and JFL-NRCG Holdings IV, LLC.

10.2

Investor Agreement, dated June 23, 2019, by and among US Ecology, Inc., US Ecology Parent, Inc., JFL-NRC-SES Partners, LLC, JFL-NRCG Holdings III, LLC, JFL-NRCG Holdings IV, LLC and solely with respect to Section 4 thereof, NRC Group Holdings Corp.

10.3	Registration Rights Agreement, dated June 23, 2019, by and among US Ecology, Inc., US Ecology Parent, Inc., JFL-NRC-SES Partners, LLC, JFL-NRCG Holdings III, LLC and JFL-NRCG Holdings IV, LLC.

99.1	Joint Press Release, dated June 24, 2019 (furnished herewith).

*        Exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

US Ecology, Inc.
(Registrant)

Date: June 24, 2019	By:	/s/ Eric L. Gerratt
Eric L. Gerratt
Executive Vice President and Chief Financial Officer